Filed by CoreWeave, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Core Scientific, Inc./tx

(Commission File No.: 001-40046)

Date: July 14, 2025

The following is a transcript of an interview with Michael Intrator, Chief Executive Officer of CoreWeave, Inc. on July 8, 2025, in connection with CoreWeave’s proposed acquisition of Core Scientific, Inc.

Michael Intrator on “Bloomberg Tech”

Bloomberg TV

08 July 2025

Caroline Hyde: Now, let's also take a look at the shares of CoreWeave and Core Scientific. That huge deal announced yesterday that CoreWeave is indeed acquiring Core Scientific in a $9 billion all-stock deal. Now, we’re currently up by 2.4% as you'll see on CoreWeave just a bit. But all of this is about boosting CoreWeave's infrastructure to meet the insatiable AI demand. We get the inside track with Michael Intrator who is the CoreWeave CEO now, hot off the heels of this particular deal. Why did Michael go vertically integrated? Explain it to us.

Michael Intrator: Sure. Thank you for having me. The cloud marketing at large is going through this incredible inflection point where the scale of what needs to be built, the type of infrastructure that needs to be built, the software that's required to be able to build it…all of those things are changing in a generational way. And when we have talked about our company, I have not been shy about this-- I believe that there is an opportunity to integrate vertically so that you can deliver the best solutions to your clients that are the largest, most sophisticated consumers of this infrastructure. And so earlier this year, you saw us move up the stack with the acquisition of Weights and Biases, where we provide an extension on the software that we have. Right. So our software is really focused on orchestration and monitoring of the GPUs as you move up the stack into Weights and Biases, which connects closer to the clients. And if you move down the stack, you're down into the physical data centers, the power requirements, all of those things.

Caroline Hyde: I think the investor base saw Weights and Biases as margin accretive, as more able to really bring the profitability to bear. But many worry, and I cite, for example, Stifel downgrading the stock. They seem positive on the long-term idea of this purchase of Core Scientific, but a vertical data center provider changes the valuation structure from their perspective. Why go down the stack when perhaps it doesn't make you as profitable?

Michael Intrator: Yeah. So I would take issue with that assessment.

Caroline Hyde: Let’s do that.

Michael Intrator: I think that there’s enormous opportunities for us to capture margin by insourcing the infrastructure component of it. One. Number two is I think that in a market that is as dynamic as this market is the ability to have more physical control over your ability to build more control over your ability to deliver infrastructure is enormously valuable to a company like ours. And what we're doing by integrating with Core Scientific, a company that we know very, very well. We have very long-standing relationships with them. Our first contract was in 2018.

Caroline Hyde: And you tried to buy them for about a billion last year, right?

Michael Intrator: We did try to buy them last year, and during that period, we extended our relationship with them. We’ve expanded our relationship with them. And, you know, we continue to think as they continue to think that the integration of the two companies is net positive for both investor groups. And, you know, over time, we believe that that will become incredibly clear to the investing public at large.

Caroline Hyde: Let's talk about that over-time perspective because I think Reuben Roy over at Stifel is saying, look, longer term, he does get it, but we need to see material margin accretion and growth benefits. What sort of time frame are you seeing that?

Michael Intrator: Yeah. So look, when you in-source a data center that you have a hosting contract with, where you're building your infrastructure, it’s immediate, right? Because as soon as you acquire them, you've moved the contract with which you're paying them on a monthly basis into internalizing it. And so you will see a margin accretive impact associated with us purchasing them as soon as this deal closes. And so once again, I take issue with the assessment that this is not going to be margin accretive. I actually think it's going to be enormously margin accretive for the combined companies. But I also think it's going to be incredibly constructive for our ability to meet the demands of the clients. And what gets lost in this discussion sometimes is that you have a group of clients that are moving so incredibly fast to build infrastructure at enormous scale that they require to be able to deliver artificial intelligence to the world. Our ability to control our destiny in terms of how we build, where we build, when we build by integrating the two companies—we're making huge strides in that direction.

Caroline Hyde: And you get 1.3 GW thereabouts of the power that's going to be in the data centers. Just talk to us for a minute about, say, the Oracle Open AI reported deal. 4.5GW is what they've promised to OpenAI in the longer term. Is that achievable? That sort of a measure of scale, of power, of necessity to go into the data centers?

Michael Intrator: It is. It’s going to take a lot of work. It's going to take a lot of investment. It's going to take a lot of thought around how you do that. And that once again leans back into the idea that you want to vertically integrate so that you can do it in the most efficient, most effective way.

Caroline Hyde: What's the hardest work?

Michael Intrator: Oh, there's a lot of hard work here, right? You know, the integration of two companies is always challenging. The ability to continue to extend our capacity to deliver infrastructure is always enormously challenging.

Caroline Hyde: Is energy the bottleneck there?

Michael Intrator: Energy is a bottleneck. The pipeline of projects within the Core Scientific portfolio positions us to jointly be able to deliver infrastructure on the largest scale in the world. And so, when you look back over the last several months, you know, we did a $12 billion contract, right? Or just under 12. You saw the $30 billion contract. The demand is voracious.

Caroline Hyde: And is it just coming from Microsoft? Is it coming from more players now for you?

Michael Intrator: It's coming from more players. I mean, during our earnings, you know, you heard me talk about the fact that we actually had a second hyperscaler begin to come on board and use us as a solution for building the highest quality infrastructure and delivering compute to them. And so you're really starting to see us broadening our client base, which is going to be a work in progress for a long time because there is concentration with these really large contracts, but it's been incredibly important for the whole company and for the investors in the company to see the progress that we're making. Bringing on more and more names across the enterprise space, more names across the AI labs, and the AI native, increasingly building our footprint among the clouds. It's really been a great indication of the demand for the product that we deliver, and we're positioning ourselves to be able to deliver it faster and larger.

Caroline Hyde: And, look, the share price has rocketed off the back of it since your IPO earlier this year. But I try and understand a little bit about the acquisition play that you're making, the fact that it looks as though you're emboldened to do more, where is it most important to do it? Is it the down stack? Is it higher in the stack? Is it more about the software and services?

Michael Intrator: So we really do look at it from a long-term perspective. And it's what's allowed us to build a company that is, you know, breaking the mold to an extent in terms of launching the AI cloud, a new cloud, a cloud that doesn't fit into the history of the big three. Right. And that's been based on the idea that you're making decisions about what it takes to deliver the highest quality infrastructure and products to your clients. You will see us continue to build up the stack. This acquisition of Core Scientific is an example of us going down the stack. We have other data centers that we are building internal to the company. It's part of this strategy of how you get to scale, because only by getting to scale are you relevant in this revolution that's occurring within the cloud space. And this is an important building block, an important step for us to be able to ensure that we are able to continue to participate in the scale building of this infrastructure.

Caroline Hyde: We loved hearing the vision. Michael Intrator, thanks for coming on to join with us. He’s the CEO of CoreWeave, hot on the heels of that big deal.

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between CoreWeave, Inc. (“CoreWeave”) and Core Scientific, Inc. (“Core Scientific”), CoreWeave and Core Scientific will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by CoreWeave that will include a proxy statement of Core Scientific that also constitutes a prospectus of CoreWeave. A definitive proxy statement/prospectus will be mailed to stockholders of Core Scientific.  This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that CoreWeave or Core Scientific (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COREWEAVE AND CORE SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about CoreWeave or Core Scientific, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by CoreWeave will be available free of charge on CoreWeave’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting CoreWeave’s investor relations contact at investor-relations@coreweave.com. Copies of the documents filed with the SEC by Core Scientific will be available free of charge on Core Scientific’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings. The information included on, or accessible through, CoreWeave’s or Core Scientific’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CoreWeave, Core Scientific, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Core Scientific is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000119312525065652/d925494ddef14a.htm), in its Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 27, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025008302/core-20241231.htm) and in its Form 8-K, which was filed with the SEC on May 16, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025026294/core-20250513.htm).  Information about the directors and executive officers of CoreWeave is set forth in CoreWeave’s Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of CoreWeave and Core Scientific, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms, or at all, and timing of completion, including obtaining regulatory approvals that may be required on anticipated terms and Core Scientific stockholder approval for the proposed transaction; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of CoreWeave and Core Scientific to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against CoreWeave, Core Scientific or their respective directors and officers; the risk that disruptions from the proposed transaction will harm CoreWeave’s or Core Scientific’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and CoreWeave’s and Core Scientific’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting CoreWeave and Core Scientific; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect CoreWeave’s and/or Core Scientific’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against CoreWeave or Core Scientific and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at CoreWeave and/or Core Scientific data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in the section titled “Risk Factors” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Item 1A of CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 15, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus, available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, CoreWeave’s or Core Scientific’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CoreWeave or Core Scientific operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither CoreWeave nor Core Scientific assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on CoreWeave’s or Core Scientific’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.